FORM 6-K SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of	March	2006
Commission File Number	000-29898
Research In Motion Limited (Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F ___________	Form 40-F_____X_______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes__________________	No________X__________

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

    .

Document 1. 2. 3.

News Release dated March 20, 2006 (“RIM Debuts New BlackBerry Enterprise Server v4.1 for Novell GroupWise")

News Release dated March 20, 2006 (“Dobson Cellular Systems and RIM Introduce the EDGE-enabled BlackBerry 8700g")

News Release dated March 20, 2006 (“Airtel and RIM Launch the BlackBerry 8700g in India")

Page No 3 3 3

Document 1

March 20, 2005

FOR IMMEDIATE RELEASE

RIM Debuts New BlackBerry Enterprise Server v4.1 for Novell GroupWise

Enhancements to the leading wireless enterprise solution for Novell GroupWise provide greater management controls, integration with Novell GroupWise Messenger, and new rapid development tools

BrainShare 2006 – Salt Lake City, UT – March 20, 2006 – Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) today announced plans to bring BlackBerry Enterprise Server™ v4.1 and BlackBerry Enterprise Server – Small Business Edition v4.1 to Novell GroupWise customers in early April. The new BlackBerry® server software is debuting at BrainShare 2006 this week and will be showcased by Novell and RIM.

The new BlackBerry Enterprise Server v4.1 for Novell GroupWise is a substantial upgrade to RIM’s secure, reliable and proven wireless server software. It continues to build upon the powerful and proven BlackBerry platform that delivers secure wireless communications and mobile access to corporate data with an unparalleled user experience. The new release makes it easier for organizations to manage larger BlackBerry deployments, further extends the platform for developers, and provides integration with Novell GroupWise Messenger for enterprise instant messaging.

“BlackBerry has set a proven standard for mobility, and Novell GroupWise customers will continue to benefit from our strong relationship with RIM that has already delivered tight integration with our integrated collaboration environment,” said Ron Hovsepian, Novell President and COO. “The combination of BlackBerry Enterprise Server and Novell GroupWise increases user productivity, simplifies administration and lowers costs.”

“Government and business organizations of all sizes have come to value the Novell GroupWise collaboration environment and the BlackBerry wireless platform in terms of security, reliability, scalability and ROI,” said Jim Balsillie, Chairman and Co-CEO at RIM. “We believe wireless data applications represent the most promising productivity opportunity for enterprise customers today and RIM and Novell are well poised to help customers realize the opportunity.”

“BJC Healthcare is committed to improving the health and well-being of the people and communities we serve, and robust wireless communications technology has played an important role in furthering our mission. We were early adopters of BlackBerry and the solution has continued to evolve with our growing needs. We began by providing secure email to a few senior level executives and now have a much wider deployment involving a range of mobile applications beyond email and several hundred workers including medical and IT staff,” said Alex Paz, Senior Systems Analyst at BJC Healthcare — Information Systems. “Between the new manageability and enterprise instant messaging capabilities in BlackBerry Enterprise Server v4.1 for Novell GroupWise, and the BlackBerry ecosystem of third party software developers creating mobile solutions that enable workers to access business applications and essential data, we will see a substantial expansion of our BlackBerry use by the end of this year.”

-more-

BlackBerry Enterprise Server v4.1 for Novell GroupWise features increased IT management and administrative policies, allowing organizations greater control over their wireless device and mobile application deployments. Customers will continue to benefit from a true push architecture that provides access to email, voice, Web browser, organizer and corporate data applications. And with support for BlackBerry Connect™ as well as the 802.11-enabled BlackBerry 7270™, RIM will provide Novell customers with broader device choice.

BlackBerry Enterprise Server v4.1 will support Novell GroupWise versions 6.5.1 through the most recent 7.0 adding powerful new functionality for administrators, users and developers, including:

o BlackBerry Manager - provides a single common interface for managing multiple BlackBerry Enterprise Servers
o Group-based administration - enables properties and tasks such as IT policies, email filters, MDS access controls, application pushes, synchronization settings, auto signatures and software configurations to be easily applied to groups of users
o Support for multiple administrator roles - allows IT departments to control access rights to certain functions based on tiered administration roles from "help desk" to "full administrator"
o Enterprise Instant Messaging - supports presence, group chat, "buddy list" synchronization, message auditing and enterprise access controls with Novell GroupWise Messenger servers
o PIN to PIN and SMS message audit logs - provides an optional setting that enables compliance with corporate or government regulations
o Support for BlackBerry Mobile Data System™v4.1 (BlackBerry MDS™) application development and deployment environment
o RSA integration with MDS for authentication
o the ability to easily create BlackBerry client applications that integrate with Web Services using the new BlackBerry MDS Studio visual development tool
o BlackBerry Java™ Development Environment v4.1

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

_________________

Media Contact:
Marisa Conway
Brodeur (for RIM)
+1 (212) 771-3639
mconway@brodeur.com

RIM Investor Contact:
RIM Investor Relations
+1 (519) 888-7465
investor_relations@rim.com

Forward-looking statements in this news release are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as “intend” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM’s products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights and other risks and factors detailed from time to time in RIM’s periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners.

Document 2

March 20, 2006

FOR IMMEDIATE RELEASE

Dobson Cellular Systems and RIM Introduce the EDGE-enabled BlackBerry 8700g

Oklahoma City and Waterloo, ON – Dobson Cellular Systems (NASDAQ: DCEL) – a leading provider of wireless services in 16 states — and Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) today introduced the BlackBerry® 8700g™ to mobile professionals in the United States.

The BlackBerry 8700g is a sleek, lightweight handset that features a completely re-engineered device platform that is optimized to significantly enhance performance and usability. The BlackBerry 8700g is now available on Dobson’s high-speed EDGE network.

With a powerful Intel processor, 64 MB flash memory, 16 MB SDRAM and an optimized device platform, the BlackBerry 8700g offers faster web browsing, attachment viewing and application performance.

“Dobson customers can now take advantage of BlackBerry together with our EDGE network,” said Tom Roberts, Chief Marketing Officer for Dobson Cellular Systems. “The BlackBerry 8700g goes beyond a wireless phone and gives users throughout our service areas the ability to communicate in exciting new ways.”

“We are very pleased to bring the Blackberry 8700g to Dobson customers in the United States,” said Mark Guibert, Vice President, Corporate Marketing at Research In Motion. “The BlackBerry 8700g and Dobson’s high-speed EDGE network together offer a powerful solution for individuals and organizations that want to enhance communications and increase mobile productivity.”

In addition to leading wireless email and wireless data features, the quad-band BlackBerry 8700g incorporates premium phone features such as dedicated ‘send’ ‘end’ and ‘mute’ phone keys, smart dialing, conference calling, speed dial, call forwarding, speakerphone and Bluetooth® support for hands-free use with car kits and headsets.

-more-

The BlackBerry 8700g features a bright, landscape QVGA (320 x 240) LCD screen that supports more than 65,000 colors and uses active matrix transmissive technology to deliver exceptionally vivid graphics. The BlackBerry 8700g also automatically adjusts both the LCD and keyboard lighting to provide the best viewing for outdoor, indoor and dark environments.

For corporate customers, BlackBerry Enterprise Server™ software tightly integrates with Microsoft® Exchange, IBM Lotus® Domino™ and Novell GroupWise® and works with existing enterprise systems to enable secure, push-based wireless access to email and other corporate data.

For individuals and smaller businesses, BlackBerry Internet Service™ allows users to access up to ten corporate and/or personal email accounts (including Microsoft Exchange, IBM Lotus Domino and most popular ISP email accounts) from a single device.

Dobson operates under the trade names Cellular One from Dobson Cellular Systems and Dobson Cellular Systems in more than 65 wireless markets.

About Dobson Cellular Systems

Dobson Cellular Systems is a subsidiary of Oklahoma City-based Dobson Communications Corporation (NASDAQ: DCEL.) The company serves nearly 1.5 million wireless customers throughout 65 markets in 16 states. For more information on Dobson, visit www.dobson.net.

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

_________________

Media Contacts:
Craig E. Davis
Public Relations Manager
Dobson Cellular Systems
(405) 529-8382

Marisa Conway
Brodeur (for RIM)
+1 (212) 771-3639
mconway@brodeur.com

RIM Investor Contact
RIM Investor Relations
+1 (519) 888-7465
investor_relations@rim.com

Forward-looking statements in this news release are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as “intend” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM’s products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights and other risks and factors detailed from time to time in RIM’s periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners.

Document 3

March 20, 2006

FOR IMMEDIATE RELEASE

Airtel and RIM Launch the BlackBerry 8700g in India

Mumbai, India and Waterloo, ON — Airtel, India’s leading mobile services provider, and Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) are introducing the new, sleek BlackBerry® 8700g™ in India, further enhancing Airtel’s portfolio of BlackBerry devices. The EDGE-enabled BlackBerry 8700g offers Airtel customers best-in-class mobile performance for email, phone, web browser and corporate data applications in a lightweight, all-in-one device.

The new BlackBerry 8700g provides the ultimate balance of performance, design and function. It features a completely re-engineered device platform with an Intel® XScale® processor, 64 MB flash memory and 16 MB SDRAM in a thin and stylish handset with a full keyboard. With the dramatically enhanced device platform and integrated EDGE capabilities, users of the BlackBerry 8700g from Airtel will experience noticeably faster web browsing, application performance and attachment viewing and gain the ability to store and run more powerful enterprise and personal productivity applications.

“Airtel has once again taken the lead in providing mobile professionals with a superior product that will give them greater control and flexibility to conduct business more effectively and efficiently,” said Hemant Sachdev, Director Marketing & Communications, Bharti Airtel. “With its enhanced features, users of the BlackBerry 8700g from Airtel will experience breakthrough performance and unrivalled data and voice capabilities. We are happy that we are the first to introduce this globally popular and unmatched device for our customers in India.”

“The BlackBerry 8700g is a major innovation that delivers optimized performance together with a striking color display and a stylish design,” said Norm Lo, Vice President, Asia Pacific at Research In Motion. “We are very excited to work with Airtel to launch the BlackBerry 8700g in India. The combined power of the proven BlackBerry platform and Airtel’s EDGE network, provides mobile professionals using the BlackBerry 8700g with an exceptional solution to stay connected and productive.”

The stylish BlackBerry 8700g provides customers with an outstanding converged voice and data experience. The handset is light, comfortable and engineered to allow clear phone calls. It blends high-end phone features including speakerphone, quad-band GPRS/GSM and EDGE network support, dedicated “send,” “end” and “mute” phone keys, and other intuitive call management features including smart dialing, conference calling, speed dialing and call forwarding.  The BlackBerry 8700g also includes Bluetooth® support for hands-free headsets and car kits.

The BlackBerry 8700g features a bright, high-resolution, landscape QVGA (320x240) LCD.  The display supports over 65,000 colors and delivers vivid graphics. The display also incorporates intelligent light sensing technology that automatically adjusts the LCD and keyboard lighting to optimize visibility in outdoor, indoor and dark environments.

For corporate customers, BlackBerry Enterprise Server™ software tightly integrates with Microsoft® Exchange, IBM Lotus® Domino™ and Novell GroupWise® and works with existing enterprise systems to enable secure, push-based, wireless access to email and other data. Enterprise customers can also take advantage of BlackBerry MDS™ to enable secure, wireless access to back-end office applications.

For individuals and smaller businesses, BlackBerry Internet Service™ allows users to support up to 10 corporate and/or personal email accounts (including Microsoft Exchange, IBM Lotus Domino and most popular ISP email accounts) from a single device.

The BlackBerry 8700g expands Airtel’s current portfolio of BlackBerry-enabled devices, including the BlackBerry 7100g™ and BlackBerry 7290™, as well as other leading phones that support BlackBerry Connect™ such as the Nokia 9500 Communicator, Nokia 9300 smartphone and Sony Ericsson P910i.

About Bharti Tele-Ventures

Bharti Airtel is the proposed new name of Bharti Tele-Ventures. This new name is subject to legal and regulatory approval. Bharti Tele-Ventures is one of India’s leading private sector providers of telecommunications services with an aggregate of over 19.74 million customers as of end of February ‘06, consisting of more than 18.45 million mobile customers. The company is the only operator to provide mobile services in all the 23 circles in India. The company also provides telephone services and Internet access over DSL in 15 circles. The company complements its mobile, broadband & telephone services with national and international long distance services. The company also has a submarine cable landing station at Chennai, which connects the submarine cable connecting Chennai and Singapore. The company is a part of the consortium, which jointly owns and has developed the next generation undersea cable system SEA-ME-WE-4. The company provides reliable end-to-end data and enterprise services to the corporate customers by leveraging its nationwide fiber optic backbone, last mile connectivity in fixed-line and mobile circles, VSATs, ISP and international bandwidth access through the gateways and landing station. For more information, visit www.bhartiteleventures.com

About Research In Motion (RIM)

Research in Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

_________________

Media Contact:
Marisa Conway
Brodeur for RIM
(212) 771-3639
mconway@brodeur.com

Investor Contact:
RIM Investor Relations
(519) 888-7465
investor_relations@rim.com

Forward-looking statements in this news release are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as “intend” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM’s products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights and other risks and factors detailed from time to time in RIM’s periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners. RIM assumes no liability and makes no representation, warranty or guarantee in relation to third party products.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited (Registrant)
Date:	March 20, 2006	By:	/s/ Brian Bidulka (Signature)
Brian Bidulka
Vice President, Corporate Controller